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                             January 19, 2022

       Byron Roth
       Co-Chief Executive Officer
       Roth CH Acquisition III Co
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co
                                                            Amended Preliminary
Proxy Statement on Schedule 14A
                                                            Filed January 14,
2022
                                                            File No. 001-40147

       Dear Mr. Roth:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Preliminary Proxy Statement filed January 14, 2022

       General

   1. We note the amount of common stock to be issued is 31,458,054. Please revise the cover page and the filing
fee, which previously only reflected the issuance of 29,524,923 shares of common stock.
   2. When discussing the Convertible Notes due 2027, please clearly state the interest rate or range of interest
rates, and clarify the adjustment to the conversion price based upon market prices.
   3. We note the subscription agreement with the PIPE investors was amended January 14,
                                                        2022. Please clearly
disclose the aggregate number of shares and dollar amount
                                                        throughout the proxy
statement.
   4. We note that the terms of the subscription agreements for the PIPE and pre-PIPE were revised on January 14,
2022 to reduce the pre-PIPE conversion price from $8 to $6.40 and
 Byron Roth
Roth CH Acquisition III Co
January 19, 2022
Page 2
      the PIPE purchase price or conversion price from $10 to $8. Further highlight the difference in these prices and the IPO price. Please also discuss the reasons for the reduction in the conversion and purchase prices. Add disclosure where appropriate, including risk factor, regarding the dilution from the lower prices. Lastly, please clarify whether and how the Board took into consideration the reduction in the per share price to the PIPE, pre-PIPE and Convertible Note in determining to recommend the transaction, and if not, why not.
5. We note the removal of the Founder Share Agreement for the forfeiture of shares and the lock-up of shares has been removed throughout the proxy statement, except for the disclosure on page 248. Please clarify whether this agreement for the forfeiture and lock-
      up of shares has been cancelled. If so, please revise to provide clear disclosure of the cancellation of this agreement, its impact on the founders shares, state when the founders shares may be sold and the impact such sales may have upon the stock price. Add risk factor disclosure, as appropriate.
Compensation of Executive Officers and Directors, page 204

6. Please add back the compensation information for the fiscal year ended December 31,
      2020. Item 402(n)(1) of Regulation S-K requires two years of compensation information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameByron Roth
                                                            Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co
                                                            Office of Real
Estate & Construction
January 19, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName